File Pursuant to Rule 433

Registration No.: 333-170922

April 8, 2015

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY USD 1,500,000,000 4.25% NOTES DUE APRIL 14, 2026

ISSUER:	The Republic of Turkey

SECURITIES:	4.25% Notes due April 14, 2026

PRICING DATE:	April 8, 2015

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS OF THE NOTES*:	Baa3 (Moody’s) / BBB- (Fitch)

ISSUE SIZE:	USD 1,500,000,000

PRICE TO PUBLIC:	98.669%

TOTAL FEES:	USD 1,125,000.00 (0.075%)

NET PROCEEDS TO ISSUER:	USD 1,478,910,000.00

YIELD TO MATURITY:	4.404% per annum

COUPON:	4.25% per annum, payable semi-annually on a 30/360-day basis

MATURITY DATE:	April 14, 2026

SPREAD TO US TREASURY:	250 bps

BENCHMARK US TREASURY:	2% US Treasury due February 2025

BENCHMARK US TREASURY YIELD:	1.904%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	April 14 and October 14, beginning on October 14, 2015

CUSIP/ISIN:	900123 CJ7 / US900123CJ75

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	Deutsche Bank Securities Inc. Goldman Sachs International HSBC Bank plc

SETTLEMENT:	Expected April 14, 2015 through the book-entry facilities of The Depository Trust Company

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs International at 1-866-471-2526, or HSBC Bank plc at 1-866-811-8049.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312515122459/d883901d424b5.htm

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